SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Material Fact

Tax Transactions

São Paulo, January 02, 2025 – GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4) (“Company” or “GOL”), in compliance with the provisions of CVM Resolution No. 44/2021, the Company informs its shareholders and the market in general that it has entered on this date into an individual settlement agreement with the National Treasury Attorney’s Office (“PGFN”) and the Special Secretariat of the Federal Revenue of Brazil (“RFB”), under the terms of Laws No. 13,988/2020 and 14,375/2022, with the objective of resolving the tax liabilities of the Company and its subsidiaries, covering social security-related taxes, non-social security-related taxes, and other tax obligations (“Agreement”).

The Agreement provides for the installment payment of social security and non-social security debts, estimated at approximately R$ 5.5 billion, as well as the application of discounts on fines, interest, and charges in accordance with the legislation, and the possibility of reducing part of the outstanding balance using tax losses and negative CSLL (Social Contribution on Net Profit) base.

GOL warns that, as previously communicated:

(i)	the execution of the Agreement will not impact GOL’s net financial indebtedness;
(ii)	The financial restructuring of GOL through the ongoing Chapter 11 process remains necessary in order for the Company to achieve a sustainable capital structure and be able to fully meet its long-term financial obligations;
(iii)	the execution of the Agreement is contemplated in its Initial Restructuring Plan, filed by GOL with the Bankruptcy Court for the Southern District of New York on November 29, 2024, as part of its ongoing Chapter 11 procedure (“Plan”);
(iv)	the Plan provides for the conversion of a significant portion of GOL’s financial debt into equity (“Conversion”);
(v)	the issuance of new shares by GOL upon the implementation of the Conversion will be based on the economic value of GOL’s shares prior to the Conversion, in accordance with applicable legislation;
(vi)	the Conversion is expected to result in a significant dilution of GOL’s existing shares (subject to the shareholders' preemptive rights as provided by Brazilian law);
(vii)	GOL reports that, according to its interim financial information for the nine-month period ended September 30, 2024, its total net financial indebtedness was R$27.6 billion, and its net loss for the quarter was R$830 million.

About GOL Linhas Aéreas Inteligentes S.A

GOL is one of Brazil's leading airlines and is part of the Abra Group. Since it was founded in 2001, the company has had the lowest unit cost in Latin America, democratizing air transport with the aim of “Being the First for All”. GOL has alliances with American Airlines and Air France-KLM and offers customers more than 60 codeshare and interline agreements, making connections to any place served by these partnerships more convenient and easier. GOL also has the Smiles loyalty program and GOLLOG for cargo transportation, which serves various regions in Brazil and abroad. The company has 13,900 highly qualified professionals focused on safety, GOL's number one value, and operates a standardized fleet of 138 Boeing 737 aircraft. The Company's shares are traded on B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 02, 2025

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Eduardo Guardiano Leme Gotilla
Name: Eduardo Guardiano Leme Gotilla Title: Chief Financial and IR Officer